Exhibit 12.1

Ratio of Earnings to Fixed Charges
(in millions, except ratios)

	October 31, 2016	October 31, 2015	October 31, 2014	October 31, 2013	October 31, 2012
Earnings:
Income from continuing operations before income taxes	$366	$388	$474	$501	$746
Fixed Charges	62	61	16	12	12
Earnings from continuing operations before income taxes, as adjusted	$428	$449	$490	$513	$758
Fixed Charges:
Interest expense	$46	$45	$3	$—	$—
Estimate of interest within rental expense	15	14	13	12	12
Amortization of capitalized expenses related to indebtedness	1	1	—	—	—
Total fixed charges	$62	$61	$16	$12	$12
Ratio of earnings to fixed charges	6.9	7.4	30.6	42.8	63.2